Exhibit 3.1
Amendment to the Bylaws
RESOLVED, that Article III, Section 1 of the Bylaws of the Company, as amended, be, and it hereby is, amended to increase the number of Directors which shall constitute the whole of the Board of Directors from eight Directors to nine Directors.
Adopted by the Board of Directors on October 31, 2006.

/s/ Sherrill Corbett

Sherrill A. Corbett, Assistant Secretary